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                                                           Exhibit 99.1.A.(3)(c)



                              COMMISSION SCHEDULE



     NEVLICO will pay compensation to the New England Securities registered representatives or other broker-dealers involved in the sale of a Policy. Such compensation will generally have a present value that does not exceed 8% of premiums under the Policy (although a lower amount may be paid in certain circumstances, such as sales of the Policies to a person over age 75), and such compensation may be paid either as a percentage of premiums at the time NEVLICO receives them, as a percentage of cash value on an ongoing basis, or in some combination of both.